morphosys

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

SEC Mail
Mail Processing
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JAN 08 2008

Washington, DC
106

MorphoSys AG • Postfach 16 58 • 82145 Planegg

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U.S. Securities and Exchange Commission
Office of International Corporate Finance
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Washington, DC 20549
USA

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

08000123

07 January, 2008

MorphoSys AG: 082-34915
Application for Amendment to the existing Rule 12g3-2(b) Exemption

SUPPL

Dear Madam,

Dear Sir,

In the future you may find all publications made available to our shareholders under the link –

http://www.morphosys.com

If you have further questions please do not hesitate to contact us.

Best regards -

MorphoSys AG

PROCESSED
JAN 11 2008
THOMSON
FINANCIAL

pp Dr. Claudia Gutjahr-Löser	Gerlinde Haring
Head of Corporate Communications	Assistant Corporate Communications
Tel.: +49 89 899 27-122 Fax: +49 89 899 27-5122 gutjahr@morphosys.com	Tel.: +49 89 899 27-404 Fax: +49 89 899 27-5404 gerlinde.haring@morphosys.com

1/9

morphosys

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

Fedex!!

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

SEC Mail
Mail Processing
Section

JAN 08 2008

Washington, DC
106

07 January, 2008

MorphoSys AG: 082-34915

Dear Madam,

Dear Sir,

Please find enclosed all publications made available to our shareholders since our last report.

If you have further questions please do not hesitate to contact us.

Best regards -

MorphoSys AG

pp Dr. Claudia Gutjahr-Löser
Head of
Corporate Communications

Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122
gutjahr@morphosys.com

Gerlinde Haring
Assistant
Corporate Communications

Tel.: +49 89 899 27-404
Fax: +49 89 899 27-5404
gerlinde.haring@morphosys.com

Enclosure
MorphoSys AG (082-34915)

- Press Release(s):

12/28/2007	MorphoSys Files Clinical Trial Application to Initiate First Phase 1 Clinical Study of its MOR103 Program
12/10/2007	MorphoSys Broadens Scope of Collaboration with GeneFrontier
12/02/2007	MorphoSys and Novartis Forge New Strategic Alliance to Establish Innovative Therapeutic Antibody Pipeline - One of the Industry's Largest Pharma-Biotech R&D Collaborations
12/02/2007	MorphoSys Financial Guidance 2007 Under Review
11/20/2007	MorphoSys Announces Development of New Antibody Platform Technology
11/20/2007	MorphoSys and Dyax Sign License Agreement on Antibody-related Patents

07 January, 2008 (GHR)

morphosys

Press Release
Martinsried/Munich, Germany, December 28, 2007

MorphoSys Files Clinical Trial Application to Initiate First Phase 1 Clinical Study of its MOR103 Program

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX) today announced that it has submitted a clinical trial application (CTA) to initiate a phase 1 trial using the HuCAL-derived antibody MOR103 for the treatment of Rheumatoid Arthritis. MorphoSys plans to reveal the target molecule of its lead antibody program MOR103 and additional information on the design of the phase 1 clinical study on January 16, 2008.

"The initiation of clinical development of our lead proprietary drug candidate MOR103 is a significant milestone for MorphoSys and we achieved it as planned by the end of 2007. We look forward to providing an in-depth update on MOR103 in January," commented Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys AG.

MorphoSys will hold a public conference call and live audio webcast on **January 16, 2008** to provide detailed information on its lead compound MOR103.

Additional information will be provided on the Company's website:
http://www.morphosys.com/conferencecalls

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications and Investor Relations
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Corporate Communications and Investor Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Press Release
Martinsried/Munich, December 10, 2007

MorphoSys Broadens Scope of Collaboration with GeneFrontier in Japan

Partners to Focus on Target Sourcing for MorphoSys

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today announced the initiation of a therapeutic target sourcing collaboration in Japan with its Tokyo-based partner GeneFrontier Corporation. The expansion of the existing alliance with GeneFrontier aims to increase MorphoSys's access to innovative, druggable therapeutic targets sourced from leading Japanese research institutes and universities, which will in turn further strengthen MorphoSys's proprietary drug development capabilities. Financial details of the agreement were not disclosed.

Under the terms of the agreement, research institutes in Japan will be offered access to HuCAL-based research antibodies against novel disease-related target molecules in exchange for commercialization rights. Antibodies for selected projects will be generated by GeneFrontier using MorphoSys's proprietary HuCAL antibody technology at its research laboratories in Tokyo. MorphoSys will have access to all research results and data around the selected research programs and the option to secure worldwide rights on such antibody programs.

In September 2004, MorphoSys and GeneFrontier signed a strategic marketing agreement to access the Japanese life science market. To date, this marketing agreement has resulted in three alliances with the leading Japanese pharmaceutical groups Astellas, Daiichi Sankyo and Shionogi. In 2006, both parties expanded their marketing alliance to cover the generation of HuCAL-derived fully human antibodies for proteome research and target validation together with a renowned Japanese research organization as well as commercialization of any resulting antibody products.

"This alliance builds on two collaborations we already have in place with leading research Institutes, including the Burnham Research Institute in the U.S. Within our very successful collaboration in Japan, GeneFrontier will now act as a hub and allow us to benefit from the research results of leading research institutes," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "We are convinced that building a network of relationships with leading, medically-focused academic institutes is a productive way of accessing the therapeutic targets of tomorrow. Access to these innovative new drug targets will further strengthen MorphoSys's proprietary drug development capabilities."

<u>About MorphoSys:</u>
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic

applications. The Company currently has therapeutic and research alliances with the majority of the world largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich (Germany), December 2, 2007

MorphoSys and Novartis Forge New Strategic Alliance to Establish Innovative Therapeutic Antibody Pipeline

One of the Industry's Largest Pharma-Biotech R&D Collaborations

- MorphoSys and Novartis enter into a comprehensive long term alliance to accelerate discovery of therapeutic antibodies for use against a wide range of diseases
- MorphoSys to become Novartis's main technology collaborator in the area of antibody discovery and development
- Financial terms include committed payments in excess of US$600 million over the lifetime of the agreement, with further potential for significant additional milestones, profit sharing and/or royalty payments based on products emerging from the collaboration
- MorphoSys obtains certain co-development rights for selected programs as well as rights to co-detail the resulting products in specific territories through creation of its own sales force
- Financial strength provided by the agreement to enable MorphoSys to increase the breadth and speed of its proprietary drug development activities

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) announced today the formation of one of the most comprehensive strategic alliances with Novartis in the discovery and development of biopharmaceuticals. The deal is aimed at establishing a pipeline of innovative drugs, and combines MorphoSys's and Novartis's research and development capabilities. Novartis becomes MorphoSys's preferred collaborator for HuCAL-based drug discovery, allowing MorphoSys to progress to the next stage of its corporate development, which involves a greater focus on drug discovery and development within the Novartis alliance, and proprietary drug development, thereby substantially reducing MorphoSys's reliance on new or extended fee-for-service discovery deals. The expanded alliance also includes rights to co-detail co-developed products in specific territories through creation of MorphoSys's own sales force. In addition to programs pursued jointly, Novartis has accelerated its plan to internalize MorphoSys's leading human antibody technology, HuCAL, at its research sites under the option agreed in the original contract. The structure and the financial terms of the collaboration further create a solid financial footing allowing MorphoSys to accelerate and broaden its proprietary drug development efforts and participate in development activities with Novartis.

Transaction Structure

Under the agreement, Novartis will make a major long-term commitment to MorphoSys's HuCAL technology. The collaboration has a term of 10 years. Novartis has the option to prolong the collaboration for a further two years or to conclude the alliance after 7 years in certain limited circumstances. Over the lifetime of the agreement, the parties will engage in approximately double the annual number of therapeutic antibody discovery programs as

compared to the previous alliance, encompassing a wide range of diseases. MorphoSys also has options to participate in certain development activities in various programs, with part of the early stage costs being funded by Novartis. Under the co-development options, MorphoSys may elect to participate in these projects through cost and profit sharing with financial participation reflecting its level of investment in the respective programs.

Financial Terms

Based on a 10-year term, committed total annual payments sum to more than US $600 million in technology access, internalization fees and R&D funding, excluding reimbursement of R&D costs related to early stage development activities.

Total payments under the agreement, including committed payments and probability-weighted success-based milestones, contingent upon successful clinical development and market approval of multiple products, could potentially exceed US$1 billion, assuming the collaboration successfully runs its maximum term. In addition to these payments, MorphoSys would also be entitled to royalty payments and/or profit sharing on any future product sales.

"This is a transforming deal for MorphoSys. This alliance heralds a new chapter in our corporate development as it offers us the perfect construct to increase significantly the value of our proprietary drug development pipeline while simultaneously maximizing our financial interest in partnered programs," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. "The first antibody from our collaboration with Novartis entered the clinic three years after signature. The proven success of our relationship and demonstrated commitment of the collaborator was a key factor in our decision to enter this substantially expanded new deal. This deal maximizes the value of our partnered antibody pipeline and the additional cash-flows within the strategic partnership with Novartis will become a major value driver for MorphoSys."

"Over the past three years MorphoSys has been an instrumental collaborator in the build up of Novartis internal biologics discovery and development efforts," said Abbie Celniker, Global Head, Novartis Biologics. "We look forward to continuing our collaboration with the MorphoSys team under this expanded alliance."

The substantial committed and contingent funding that the new alliance brings will transform MorphoSys's ability to build value by expanding and accelerating its own drug development activities. In addition, MorphoSys will further build its drug pipeline via the co-development rights provided by the new agreement. MorphoSys remains committed to its ongoing proprietary drug development programs – MOR103 and MOR202 – and to the active therapeutic antibody pipeline built with its other partners.

Therapeutic antibodies currently represent the most successful class of biopharmaceutical drugs in the healthcare industry. MorphoSys and Novartis started working together in 2004 in a collaboration that has resulted to date in multiple active therapeutic antibody programs across various diseases and the first IND-filing just three years after initiation. The new agreement is built on the strong existing relationship between the partners.

MorphoSys will hold a public conference call and live audio webcast on **December 3, 2007 at 10:00 CET** to provide detailed information on its new strategic alliance with Novartis.

Dial-in number for the Conference Call: +49 (0)69 9897 2623 (listen-only)

UK residents: +44 (0)20 7138 0844

Confirmation code: 8460477

Please dial in 10 minutes before the beginning of the conference.

MorphoSys AG offers participants the opportunity to follow the presentation through a simultaneous slide presentation online at http://www.morphosys.com

An audio replay and manuscripts of the conference will be available following the live event on http://www.morphosys.com/conferencecalls

About MorphoSys:

MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

HuCAL and HuCAL GOLD are registered trademarks of MorphoSys AG

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich (Germany), December 2, 2007

MorphoSys Financial Guidance 2007 Under Review

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment, TecDAX) today announced that its financial guidance for the full-year 2007 is presently under review due to the ongoing evaluation of all financial implications related to the newly signed collaboration agreement with Novartis. In conjunction with the successful execution of the Novartis agreement, MorphoSys expects to incur one-off advisory expenses of up to €6 million, which will be paid in 2007. Furthermore, in accordance with the new Novartis agreement, MorphoSys has decided not to extend its ongoing collaborations with Bayer-Schering and Centocor, which are due to expire in December 2007. The current active therapeutic antibody development programs with these two partners will nonetheless continue. The impact of the aforementioned and other related effects on revenues and expenses has not been considered in the financial guidance given to date for the year 2007.

MorphoSys will publish an update once the financial guidance review is concluded.

MorphoSys will hold a public conference call and live audio webcast on **December 3, 2007 at 10:00 CET** to provide detailed information on its new strategic alliance with Novartis.

Dial-in number for the Conference Call: +49 (0)69 9897 2623 (listen-only)

UK residents: +44 (0)20 7138 0844

Confirmation code: 8460477

Please dial in 10 minutes before the beginning of the conference.

MorphoSys AG offers participants the opportunity to follow the presentation through a simultaneous slide presentation online at http://www.morphosys.com

An audio replay and manuscripts of the conference will be available following the live event on http://www.morphosys.com/conferencecalls

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

morphosys

Press Release
Martinsried/Munich, Germany, November 20, 2007

MorphoSys Announces Development of New Antibody Platform Technology

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) today unveiled a multi-year technology development program which will lead to a significantly enhanced version of its antibody generation platform. The new system, which involves several technology components and maintains its modular construction, represents a technological breakthrough in the advancement of antibody library technology and will offer unequaled opportunities for antibody-based drug development. The new technology suite will include enhancements involving substantially faster and more direct access to high affinity antibody drug candidates in the full IgG format compared to other antibody technologies on the market.

In conjunction with the publication of its plans for ongoing technology development, MorphoSys today announced the signing of a licensing agreement with Dyax Corp. covering a broad portfolio of antibody-related patents.

MorphoSys has developed several technologies relating to the generation of fully human antibodies, which provide for rapid and direct access to human antibodies as research tools, diagnostics and therapeutics. At the core of MorphoSys' technology offering is HuCAL, the Human Combinatorial Antibody Library, a collection of more than 12 billion functional, distinct, fully human antibodies. The new technology platform will comprise an upgrade of MorphoSys's current antibody library HuCAL GOLD to an enhanced version HuCAL Platinum™, as well as established screening and selection methods such as AutoCAL® and CysDisplay®, the RapMAT® technology for faster antibody optimization, the antigen expression system AgX™ and the sequence analysis software SAS™ and additional technology modules currently in development.

Amongst a number of innovations in the HuCAL Platinum library, one key step incorporated during its construction was a complete sequence alignment using the latest human genome data for immunoglobulins. The underlying database is 5-fold larger than that used for the construction of HuCAL GOLD – the resulting improvement in the library's composition is expected to lead to even faster generation of high quality human antibodies for human health care.

"Into our new technology suite and the new library HuCAL Platinum™, we have incorporated the sum of our antibody generation experience gained over the past 15 years," commented Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys AG. "The new technology suite will enable us to significantly shorten selection timelines for therapeutic antibodies by providing direct access to fully human IgG antibodies. It represents a quantum leap forward in the development of our technology which will allow us to further consolidate our technological

leadership in the human antibody field. It will be by far the most advanced approach to therapeutic antibody generation seen in the industry to date."

"Due to the success of therapeutic antibodies, the pharmaceutical industry is continuing to intensify its activities with this class of drug. MorphoSys is committed to furthering its technological leadership in this field with the fastest and most powerful antibody generation platform. HuCAL Platinum will be applied to establish an industry-leading pipeline of antibody-based drugs with our partners and, increasingly, for our own account," commented Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG.

About MorphoSys:
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Dyax

morphosys

Press Release
Martinsried/Munich, Germany, and Cambridge/MA, USA, November 20, 2007

MorphoSys and Dyax Sign License Agreement on Antibody-related Patents

MorphoSys AG (Frankfurt Stock Exchange: MOR; Prime Standard Segment) and Dyax Corp. (NASDAQ: DYAX) today announced the signing of a licensing agreement covering a broad patent portfolio relating to antibodies and other proteins. The agreement grants MorphoSys a fully paid-up license to a variety of phage display-related patents from Dyax as well as other patents, including several relating to methods for displaying and selecting antibodies and other proteins through the use of alternative types of display. As part of the license agreement, MorphoSys gains the right to sublicense the patents in conjunction with its proprietary technology. The license agreement provides MorphoSys with flexibility for future technology development to further diversify its antibody technology portfolio and improve its offering for therapeutic, diagnostic and research customers. Financial terms were not disclosed.

"We are very pleased about this agreement with Dyax, which provides us even greater flexibility for our future technology development plans," commented Dr. Marlies Sproll, Chief Scientific Officer of MorphoSys AG.

Henry E. Blair, Chairman, President and Chief Executive Officer of Dyax, stated, "This agreement with MorphoSys recognizes the true value of our intellectual property portfolio as our powerful proprietary display technologies continue to be attractive to many companies in the biotechnology and pharmaceutical industry." Mr. Blair added, "We are pleased to have entered into this licensing agreement with MorphoSys."

<u>About MorphoSys:</u>
MorphoSys is a publicly traded biotechnology company focused on the generation of fully human antibodies as a means to discover and develop innovative antibody-based drugs against life-threatening diseases. MorphoSys's goal is to establish HuCAL as the technology of choice for antibody generation in research, diagnostics and therapeutic applications. The Company currently has therapeutic and research alliances with the majority of the world's largest pharmaceutical companies including Bayer-Schering, Boehringer Ingelheim, Centocor/Johnson & Johnson, Novartis, Pfizer and Roche. Within these partnerships, more than 40 therapeutic antibody programs are ongoing in which MorphoSys participates through exclusive license and milestones payments as well as royalties on any end products. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit has operations in Germany (Munich), the U.S. (Raleigh, NC) and U.K. (Oxford). For further information please visit http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

<u>*MorphoSys Disclaimer:*</u>
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve risks and uncertainties. Should actual conditions differ from the Company's assumptions, actual results and

actions may differ from those anticipated. MorphoSys does not intend to update any of these forward-looking statements as far as the wording of the relevant press release is concerned.

About Dyax:

Dyax is focused on advancing novel biotherapeutics for unmet medical needs, with an emphasis on oncology and inflammatory indications. Dyax utilizes its proprietary drug discovery technology to identify antibody, small protein and peptide compounds for clinical development. Dyax's lead product candidate is DX-88, a recombinant small protein that is currently in clinical trials for its therapeutic potential in two separate indications. Dyax has completed three Phase 2 trials and a Phase 3 trial of DX-88 for the treatment of hereditary angioedema (HAE). A second Phase 3 trial, known as EDEMA4, is currently being conducted under a Special Protocol Assessment (SPA). DX-88 has orphan drug designation in the U.S. and E.U., as well as Fast Track designation in the U.S. for the treatment of acute attacks of HAE. Additionally, Dyax has completed a Phase 1/2 trial of DX-88 for the prevention of blood loss during on-pump coronary artery bypass graft (CABG) procedures. A Phase 2 trial for further development of DX-88 in on-pump cardiothoracic surgery (CTS), including CABG and heart valve replacement or repair procedures, is ongoing. Dyax identified DX-88 and other compounds in its pipeline using its patented phage display technology, which rapidly selects compounds that bind with high affinity and specificity to therapeutic targets. Dyax leverages this technology broadly with over 70 revenue generating licenses and collaborations for therapeutic discovery, as well as in non-core areas such as affinity separations, diagnostic imaging, and research reagents. Under a 2006 funding arrangement with Paul Royalty Fund II, Dyax received a $30 million upfront cash payment in exchange for granting Paul Royalty the right to receive a specified percentage of the net royalties, including all milestones fees and other payments, receivable by Dyax under the LFRP through 2017. Dyax is headquartered in Cambridge, Massachusetts, and has antibody discovery facilities in Liege, Belgium. For online information about Dyax Corp., please visit www.dyax.com.

Dyax Disclaimer:

This press release contains forward-looking statements, including statements regarding the expected benefits of Dyax's license to MorphoSys. Statements that are not historical facts are based on Dyax's current expectations, beliefs, assumptions, estimates, forecasts and projections about the industry and markets in which Dyax competes. The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Important factors which may affect the expected benefits of Dyax's license to MorphoSys include the risks that: Dyax's future benefits from its non-exclusive licensing program depend on the efforts and priorities of its licensees, which may be subject to changes in the licensee's business direction or priorities; others may develop technologies or products superior to Dyax's phage display technologies; Dyax may not be able to obtain and maintain intellectual property protection for its products and technologies; and other risk factors described or referred to in Dyax's most recent Annual Report on Form 10-K and other periodic reports filed with the Securities and Exchange Commission. Dyax cautions investors not to place undue reliance on the forward-looking statements contained in this release.

These statements speak only as of the date of this release, and Dyax undertakes no obligations to update or revise these statements, except as may be required by law. Dyax specifically disclaims responsibility for information describing MorphoSys and its business other than the license with Dyax.

For more information, please contact:

MorphoSys AG

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com

Dyax Corp.

Ivana Magovčević-Liebisch
General Counsel and Executive Vice President of Adminstration
Tel: (617) 250-5759
imagovcevic@dyax.com

Nicole Jones
Associate Director, Investor Relations and Corporate Communications
(617) 250-5744
njones@dyax.com

END